UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934)

Pixie Dust Technologies Inc.
(Name of the Issuer and Person Filing Statement)

Japan

(Jurisdiction of incorporation)

8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive offices)

Yoichi Ochiai

Chief Executive Officer

8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

Telephone: 81-3-6910-3040

Fax: 81-3-6910-3041

American Depositary Shares, each representing one Common Share, no par value

Copy to:

Todd Feinstein

Feinstein Law, P.C.

1710 Doe Run Rd

Sequim, WA 98382

(619) 990-7491

Todd@feinsteinlawfirm.com

Transaction Statement on Schedule 13E-3

This statement is filed in connection with (check the appropriate box):

☐	The acquisition of ordinary shares of the subject company by the filing person(s).

☐	A tender offer.

☐	A merger or consolidation.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$1,200,000	$183.72

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13E-3. Any representation to the contrary is a criminal offense.

The filing persons have elected to file this Schedule 13E-3, whether or not required, to ensure that the disclosures required by Rule 13e-3 under the Exchange Act are provided to the Company’s shareholders.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is filed by Pixie Dust Technologies, a Japanese corporation (the “Company”), on January 15, 2025. It describes a proposed transaction (the “Transaction”) in which the Company intends to purchase certain of its ordinary shares from The Bank of New York Mellon, a New York banking corporation (hereinafter referred to as “BNY” or “the Depositary”), which serves as the depositary for the Company’s American Depositary Shares. The purpose of the proposed transaction is to reduce the number of record holders of the Company’s American Depositary Shares (“ADSs”). By completing the Transaction, the Company intends, upon qualification, to suspend registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This document will serve as the actual offer to BNY.

i

ITEM 1. SUMMARY TERM SHEET

Provide a plain English summary of the key terms of the Transaction:

●	Overview of Transaction: The Company has terminated its American Depositary Receipt (ADR) program administered by The Bank of New York Mellon (“BNY Mellon”) and will present an offer to BNY to repurchase its underlying ordinary shares held on deposit.

●	Consideration Offered: 1.00 USD per share. The terms and condition of the Transaction proposed is set forth in the Convocation Notice incorporated herein as Exhibit (i).

●	Timing of the Transaction: The termination of the ADR program has been announced and Form 25 has been filed Exhibit (m). The buyback of shares will be executed after the termination of ADR program if BNY accepts the consideration offered above.

●	Effects on Security Holders: Upon completion, ADS holders will receive cash for their ADSs and will no longer hold U.S.listed securities, and upon qualification, the Company will deregister its ordinary shares with the SEC, effectively going private.

●	Termination of ADR Program: The ADR program termination has been officially filed on December 13, 2024, and will be completed by March 14, 2025.

ITEM 2. SUBJECT COMPANY INFORMATION

Name and Address of Principal Executive Offices:
Pixie Dust Technologies Inc
8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

Telephone: 81-3-6910-3040

●	Securities Subject to the Transaction: Ordinary shares of the Company held on deposit by BNY representing ADSs.

●	Trading Market and Ticker Symbol: The Company’s ordinary shares are not listed on any market. The Company’s ADSs were listed on NASDAQ under the symbol PXDT. Exhibit (Form 25)

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

●	Filing Persons:

o	The Company: Pixie Dust Technologies Inc 8F Yaesu Central Tower 2-2-1 Yaesu, Chuo-ku Tokyo, 104-0028, Japan Telephone: 81-3-6910-3040

o	Affiliates/Controlling Shareholders:
Refer to the Form 20-F filed on August 22nd, 2024 which is incorporated herein as Exhibit (c) for the affiliates who is also executive officers, directors, and corporate auditors or controlling shareholder of the Company.

●	Business and Background of Filing Persons: Refer to the Form 20-F filed on August 22nd, 2024 which is incorporated herein as Exhibit (c)

ITEM 4. TERMS OF THE TRANSACTION

●	Transaction Steps:

1.	Termination of ADR Program: The Company has filed Form 25 Exhibit (m) with the SEC to terminate its NASDAQ Listing and has terminated the ADR program administered by BNY Mellon.

2.	Repurchase of Shares: The terms and condition of the Transaction proposed is set forth in the Convocation Notice incorporated herein as Exhibit (i).

3.	Deregistration and Delisting: Upon completion of the buyback, the Company will file Form 15 with the SEC to deregister its ADSs and ordinary shares.

●	Manner of Paying for Shares: Consideration will be paid in cash. Refer to the 6-k announcement and to the BNY Agreement Exhibit (o) for instructions or other important information for ADS holders.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Prior Negotiations or Deals:
The following chronology summarizes key events and contacts between the Company and BNY that led to the Transaction. It does not cover all the meetings and conversations among the parties.

On August 13, 2024, Nobuhiro Takagi (Co-CFO of the Company, “Takagi”), Nobufusa Tarumi (Co-CFO of the Company, “Tarumi”) and other members of the Company visited the Japanese office of BNY Mellon and notified the plan of delisting and deregistration.

On September 3, 2024, the members of the Company including Takagi and Tarumi as well as Todd Feinstein, legal advisor to the Company (“Todd”) had a web meeting with BNY Mellon and discussed the Transaction including the method for pricing.

On September 18, 2024, the members of the Company including Tarumi had web meeting with the Japanese members of BNY Mellon and other securities companies in Japan. In the meeting the process for Japanese investors to withdraw ordinary shares underlying the ADSs was discussed.

On October 11, 2024, the members of the Company including Takagi and Tarumi had a web meeting with the Japanese members of BNY Mellon and discussed the schedule of delisting and deregistration.

On October 17, 2024, the members of BNY Mellon including both Japanese and US members visited the Company and had meeting in person. Taiichiro Murakami (Chief Operating Officer of the Company, “Murakami”), Takagi and Tarumi attended the meeting and discussed the Transaction and the interpretation of the Deposit Agreement.

On October 23, 2024, the Company announced the delisting and deregistration. In the press release announcing the delisting and deregistration, the Company also announced the establishment of the contact center for Japanese ADR holders applying for share settlement who need not obtain pre-clearance from the applicable Japanese governmental authority prior to accepting the delivery of shares in accordance with the Japanese Foreign Exchange and Foreign Trade Act (FEFTA).

On October 25, 2024, the members of the Company including Takagi and Tarumi visited the Japanese office of BNY Mellon and discussed the schedule of the Transaction.

On November 14, 2024, the Company disclosed the forms for Japanese ADR holders to withdraw ordinary shares underlying ADSs.

On November 28, 2024, the Company closed the acceptance of application for share withdrawal for Japanese investors.

On or before December 6, 2024, the MUFG Bank, Ltd., the sub custodian of BNY Mellon surrendered 3,411,164 ADSs to BNY Mellon in lieu of Japanese ADR holders to withdraw ordinary shares, which shares are now under delivery process to those share settlement applicants.

On December 13, 2024, the members of the Company including Takagi and Tarumi as well as Todd had web meeting with BNY Mellon and discussed the price of the Transaction. The Company explained the Japanese regulation to BNY and agreed to set the price written in the convocation notice to be equal to the price stated in the fairness opinion.

●	Deposit Agreement Reference:
The original ADR deposit agreement with BNY Mellon, dated August 3, 2023, is being terminated as part of this Transaction and termination notices are included as exhibit (e).

●	Background of the Transactions: The following chronology summarizes key events and contacts that led to the Transaction. It does not cover all the meetings and conversations among the parties.

On June 12, 2024, Murakami had a meeting with the Representative director of Suzuyo&Co.,Ltd. (“Suzuyo”). At the meeting delisting of the Company from NASDAQ was discussed.

On July 17, 2024, the idea of delisting and deregistration was discussed at the board of directors meeting at the company. All the directors including outside directors and Co-CFOs attended the meeting.

On August 8, 2024, Murakami, Yusuke Murata (Outside director of the Company, “Murata”), and Tarumi visited Suzuyo and had a meeting with the Representative director of Suzuyo and another director of Suzuyo. At the meeting, the Company explained the plan of delisting and deregistration and asked Suzuyo to provide capital or debt to facilitate the plan. Suzuyo accepted the explanation of the plan. The Company and Suzuyo agreed to set up the project to discuss the details.

After the meeting between the Company and Suzuyo dated August 8, 2024, there have been several meetings among the members of Company including Takagi and Tarumi and the members of Suzuyo at least once a week.

On August 30, 2024, Murakami and Tarumi had meeting with INCJ and notified INCJ of the plan of delisting and deregistration and asked INCJ to develop a policy regarding the holding or selling of ordinary shares and ADRs of the Company as set forth in the Memorandum incorporated herein as Exhibit (p).

After the meeting between the Company and INCJ dated August 30, 2024, there have been several meetings among Murakami, Tarumi and the members of INCJ.

On October 23, 2024, at the board of directors meeting, the delisting and deregistration were resolved. All the directors including outside directors and Co-CFOs attended the meeting. The resolution of the board of directors meeting is incorporated as exhibit (d).

On November 4, 2024, the Company filed Form 25 which is incorporated as exhibit (m).

On November 18, 2024, the Company has been delisted from NASDAQ.

On December 18, 2024, the Company filed 6-K to provide the notice of the announcement issued by BNY which is incorporated as exhibit (h).

On December 27, 2024, the Company filed 6-K to announce the debt financing from Suzuyo Group Finance Co., Ltd. which is a subsidiary of Suzuyo. The loan agreement is incorporated as Exhibit (n).

ITEM 6. PURPOSES, ALTERNATIVES, AND REASONS FOR THE TRANSACTION

●	Purpose:
The primary reasons for pursuing this Transaction include reducing the costs associated with maintaining the ADR program and SEC reporting obligations, improving operational efficiencies, and aligning the Company’s strategic focus on diverting its financial and human resources toward its business growth.

●	Alternatives Considered:
The Company considered alternatives such as maintaining the ADR program, pursuing a merger, or seeking continued public listing on other exchanges. These alternatives were deemed less favorable due to higher costs and immediate practicability.

●	Reasons for Structure Chosen:
Terminating the ADR program and conducting a direct buyback offers a straightforward and cost-effective approach to going private, eliminating the need for a complex merger or other corporate restructuring. Further the Company is contractually obligated to follow the protocol established under the BNY agreement.

ITEM 7. FAIRNESS OF THE TRANSACTION

●	Statement of Fairness: The Company believes the Transaction is fair to all unaffiliated security holders.

●	Factors Considered in Determining Fairness:

o	Market Prices: The consideration offered is based on the recent closing trading prices of the ADSs as published by NASDAQ and subject to the acceptance of BNY.

o	Valuation Methods: Independent valuation methodologies were employed to determine a fair cash price per ADS.

o	Premium Offered: A premium of [9.8]% over the average trading price over the past 30 days of trading as well as a premium of 73% over the last closing price, 0.5799 as of November 15 are provided. The prices were based on NASDAQ website published closing prices.

●	Shareholders meeting approval:
In accordance with Japanese Company Act and the articles of incorporation of the Company, special resolution with 2 thirds of affirmative vote of attending shareholders at shareholders meeting of which quorum is 1 third of all the voting rights is required to purchase shares from the specified shareholder. In the Transaction, the specified shareholder is BNY. Those specified shareholders cannot vote at the shareholders meeting and the number of their voting rights are not included in the quorum of the proposal. Purchase price or maximum purchase price is also resolved at the shareholders meeting. The Company has decided the maximum price to be proposed at the shareholders meeting at 1.00 USD through the board resolution dated 15th January, 2025. Furthermore, all the shareholders have the rights to request the Company to purchase shares also from the requesting shareholder at the same condition proposed at the shareholders meeting. The condition of the share purchase and the right of the shareholders to request the Company to purchase shares from the requesting shareholders are notified to all the shareholders at the record date of the shareholders meeting. Accordingly, the fairness of the purchase price is also ensured by the laws and regulations in Japan.

●	Outside Fairness Opinion: Incorporated herein as Exhibit (b)

ITEM 8. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

●	Fairness Opinion Details:
On January 15, 2025, Craig-Hallum Capital Group LLC (“Craig-Hallum”) delivered a written opinion to the Company’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the US$1.00 per share consideration (the “Purchase Price”) to be paid to BNY Mellon for the benefit of the holders of the ADSs other than the Company or any of its affiliates (such other holders, the “Unaffiliated ADS Holders”). The full text of the written opinion of Craig-Hallum, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Statement as Exhibit (b).

●	Appraisal Rights under the Japan Companies Act.

Holders of ADSs will not have appraisal rights in connection with the Transaction.. Holders of ADSs will only be entitled to exercise appraisal rights under Japanese law if they surrender their ADSs to BNY, the Company’s ADS depositary, and withdraw the Ordinary Shares underlying the ADSs from the ADS program and meet the requirements that holders of Common Shares exercising appraisal rights are required to meet under Japanese law.

ITEM 9. CERTAIN FINANCIAL INFORMATION

●	Company Financial Statements:
The Company’s most recent audited financial statements are incorporated by reference from its Form 20-F filed on August 22, 2024 which is incorporated herein as Exhibit (c)..Interim financial information post-Form 20-F is not prepared and the Company has no plan to make the interim financial report.

●	Pro Forma Financial Impact (If Material):
If the Transaction is executed at the maximum number of shares and the maximum price, the Transaction will decrease the Company’s Stockholder’s equity by 1,200,000 USD.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

●	Financing Sources:
The funds for the Transaction will come from the Company’s existing cash reserves and a short-term credit facility arranged with Suzuyo. The total consideration is estimated at 1,200,000 USD if the Transaction is executed at the maximum number of shares and the maximum price.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

●	Share Ownership by Filing Persons:

o	Pre-Transaction Ownership:

▪	BNY: 7.9% of outstanding ADSs and ordinary shares.

▪	Incubate Fund III L.P.: 14.2% of outstanding ADSs and ordinary shares.

▪	Directors and Officers: Collectively hold 38.7% of ADSs and ordinary shares.

o	Post-Transaction Ownership:

▪	Upon completion of the Transaction, the Company and its affiliates will hold 66.3% of the remaining shares, effectively rendering the Company privately held.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

●	No solicitation is made in conjunction with the Transaction because ADR holders cannot vote to the proposal of the Transaction at the shareholders meeting.

ITEM 13. FINANCIAL STATEMENTS

●	Reference to Financial Statements:
The Company’s audited financial statements for the fiscal year ended April 30th, 2024 are incorporated by reference from the Form 20-F filed on August 22nd, 2024 which is incorporated herein as Exhibit (c).

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

●	Advisors and Consultants:

o	Depositary: The Bank of New York Mellon, handling the termination of the ADR program.

o	Fairness Opinion: Craig Hallum

ITEM 15. ADDITIONAL INFORMATION

●	Deregistration and Delisting Plans:
Upon acceptance of the Consideration offered by BNY and termination of the ADR program, and upon further qualification, the Company will file Form 15 with the SEC to deregister its ordinary shares and delist from NASDAQ.

●	Termination of ADR Program: The ADR program termination has been officially filed via 6-K and Form 25.

●	Material US Federal Income Tax Considerations:

The tax consequences of the Transaction will depend upon that holder’s particular circumstances. Holders of ADSs should consult their own tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Transaction to them.

ITEM 16. EXHIBITS

●	Exhibit (a): Board resolutions authorizing the Transaction dated January 15, 2025.

●	Exhibit (b): Fairness opinion from Craig Hallum.

●	Exhibit (c): Form 20-F filed on August 22, 2024

●	Exhibit (d): Board resolutions dated October 23, 2024

●	Exhibit (e): Notice of ADR termination and deposit agreement termination letter from BNY Mellon.

●	Exhibit (f): Press releases and shareholder communications announcing the Transaction dated October 23, 2024.

●	Exhibit (g): Correction of the press releases and shareholder communications as of October 23 dated October 24, 2024.

●	Exhibit (h): Press releases and shareholder communications announcing the termination of ADR program dated December 18, 2024

●	Exhibit (i): Convocation notice of the shareholders meeting dated January 15, 2025.

●	Exhibit (j): Form of proxy card of the shareholders meeting.

●	Exhibit (k): Form of power of attorney of the shareholders meeting.

●	Exhibit (l): 6-K to disclose convocation notice dated January 15, 2025.

●	Exhibit (m): Form 25 dated November 4, 2024

●	Exhibit (n): Translation of Loan agreement with Suzuyo dated December 27, 2024

●	Exhibit (o): Deposit Agreement with BNY dated August 3, 2023

●	Exhibit (p): Memorandum with INCJ dated January 15, 2025

●	Exhibit (q): Press releases and shareholder communications announcing the Equity financing dated January 15, 2025.

●	Exhibit (r): 6-K to disclose the press release announcing the Equity Financing dated January 15, 2025.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

PIXIE DUST TECHNOLOGIES, INC.

Date: January 15, 2025	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer